1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: Stewart L. Muglich Our File No.: 6694 001 Direct Line: (604) 692-3023 Email: smuglich@sangramoller.com

September 6, 2007

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Mail Stop 4561
Washington, D.C.  20549

Attention:  Michael Clampitt, Senior Attorney

Dear Mr. Clampitt:

RE:    Pure Pharmaceuticals Corporation – Amendment Number Two to Registration Statement on Form SB-2 – Filed on April 13, 2007
                   File No. 333-134659

We act as counsel for Pure Pharmaceuticals Corporation (the "Company") and write in connection with the comment letter dated May 2, 2007 (the "Comment Letter") from the Securities and Exchange Commission (the "SEC") commenting on the Form SB-2/A filed by the Company on April 13, 2007.  On behalf of the Company, we provide the following responses to your comments in conjunction with the Company's filing of an amended Form SB-2/A addressing your comments on the date hereof.  For your ease of reference, we have set out below, in italics, the comments contained in the Comment Letter, with the Company's responses following each comment.

Summary
Identification and Registration of Off-patent MFAs, page 4

1.
We note your revised disclosures in the fifth paragraph on page 4 and the fourth paragraph on page 33 which indicate that your independent auditors have issued a report with regard to your unaudited financial statements for the period ended December 31, 2006.  It appears that an interim review report from your auditors was not included in the filing.  Please either revise your filing to include the report or revise the language on these pages as necessary.

This language has been accordingly revised to refer to the independent auditor's report to the Company's financial statements for the period ended September 30, 2006, a copy of which is included with the amended Form SB-2/A.

Consolidated Financial Statements
General

2.
We note that in response to comment 10 of our letter dated January 24, 2007, you provided updated financial statements through December 31, 2006.  In your response to this comment letter, please continue to note the updating requirements of Item 310 of Regulation S-B.  Alternatively, if your interim financial statements as of and for the six month period ended March 31, 2007 are not available before the date your registration statement is declared effective, please revise your MD&A to include a recent developments section describing your most recent interim results of operations and any significant transactions since December 31, 2007.

We have accordingly included updated financial statements for the fiscal quarter ended June 30, 2007.

3.	Include an updated consent of the independent auditors in the pre-effective amendment.

An updated consent of the independent auditors has been filed along with the amended Form SB-2/A.

Report of Independent Registered Public Accounting Firm, page 41

4.
Your auditor's updated consent dated April 13, 2007 indicates that their report is dual dated for Notes 2(k) and 7, however, there is no dual dating indicated on the report itself.  Please have your auditor's revise their consent and/or audit report as necessary so that the audit report dates are consistent and accurate.

The audit report has been amended to reflect the dual dating of the consent letter.

Note 2 – Summary of Significant Accounting Policies, page 46

5.
We note that you review Note 2(d) and 2(g) to eliminate certain information about the inventory and lease accounting policies.  If the disclosure were removed because it was determined that the information was not relevant to any of the period presented, please tell us.  However, if the eliminated accounting policies were applicable to account balances for any periods presented in your financial statements, please revise to include the information and clarify which periods the policies apply to.  For example, if you had raw material inventory as of September 30, 2006 but only finished goods inventory at December 31, 2006, your footnotes should describe your accounting policies for both types of inventory.

The disclosures that were removed were not applicable to account balances for any of the period presented as the Company had never entered into any lease agreements and inventory comprises finished goods only.

Note 2(k) – Comprehensive Loss, page 49

6.
We note your revisions, however, it appears that you have inverted the amount of comprehensive loss reported in the footnote for the fiscal years ended September 30, 2006 and 2005.  Please revise accordingly.

The inverted amounts in Note 2(k) have now been corrected.

Note 5 – Income Taxes, page 51

7.
We note your revisions to include the amount of estimated tax loss carryforwards as of December 31, 2006.  However, it appears that you inadvertently deleted the amount of estimated tax loss carryforwards as of your September 30, 2006 year-end which is required by paragraph 48 of SFAS 109.

Note 5 has been updated to reflect the estimated amount of tax losses carried forward at  September 30, 2006 and 2005.

In light of the minor nature of these changes and subject to any comments from the SEC, we intend to request, on behalf of the Company, acceleration of the effective date of the pending registration statement. Consequently, we would be pleased if you could revert with your comments at your earliest convenience.

Concurrent with the filing of the amended SB-2/A on EDGAR, we are also forwarding via courier two blacklined copies of the same to your office.

We trust the foregoing to be in order but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

SANGRA MOLLER LLP

Per:   /s/ Stewart L. Muglich

Stewart L. Muglich
(New York State Bar No. 098563)

SLM/tp